FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

30 June 2008
File no. 0-17630

Director Declaration

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director Declaration
CRH plc
30
th
June 2008

Pursuant to paragraph 6.6.7 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Mark Towe, who will join the CRH Board with effect from 31 st
July 2008:
(a)	in the last five years Mr. Towe has not been a director of any publicly quoted company.
(b)	there are no details requiring disclosure for Mr. Towe under paragraph 6.6.7 (2) to (6).

Contact:

Angela Malone
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.
                                                  CRH public limited company
                                                         (Registrant)

Date:  30 June 2008

                                                    By: ___/s/ M. Lee___
M. Lee
                                                        Finance Director